FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by HSBC Bank Oman S.A.O.G., a 51% indirectly owned subsidiary of HSBC Holdings plc.

HSBC BANK OMAN S.A.O.G.
RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2013

HSBC Bank Oman S.A.O.G. ('HBON') announces that at the Board of Directors' (the 'Board') meeting held on Monday, 29 April 2013, the Board approved HBON's unaudited financial results for the three months ended 31 March 2013.

As the merger which created HBON in June 2012 was accounted for as a reverse acquisition under International Financial Reporting Standard 3 ('IFRS 3') 'Business Combinations', the comparative information in the unaudited financial results for the three months ended 31 March 2013 are those of HSBC Bank Middle East Limited, Oman branches, except for the legal capital and statutory reserves which are of Oman International Bank S.A.O.G.

• Net interest income was up by 124% to RO11.6m (compared to RO5.2m for the same period in 2012).
• Total other operating income improved by 54.2% to RO4.9m (compared to RO3.2m for the same period in 2012).

•    A net recovery of RO2.5m has been reported for loan impairment charges compared to a net charge of RO0.2m for the same period in 2012. This is due to a recovery of RO1.6m from one corporate client and a general provision release of RO1.2m due to a reduction in corporate loans and advances, which was partly offset by a net charge of RO0.3m in retail loans and advances.

• Operating expenses increased by 167% to RO12.3m (compared to RO4.6m for the same period in 2012) reflecting the running costs of the merged bank.
• Net profit was up 91% to RO5.7m (compared to RO3.0m for the same period in 2012).

•    Loans and advances, net of provisions and reserved interest, increased by 119% to RO1,064.8m (compared to RO485.2m at 31 March 2012), while customer deposits increased by 155% to RO2,115.5m (compared to
      RO828.9m at 31 March 2012). The increase in loans and advances and customer deposits is mainly from combining the two businesses of Oman International Bank S.A.O.G. and HSBC Bank Middle East Limited, Oman
      branches, following the merger in 2012.

• The capital adequacy ratio increased to 17.6% (compared to 16.4% at 31 March 2012), giving a strong capital base for future growth.

Media enquiries to Leen Al Atassi on +96824947112 or at leen.al-atassi@hsbc.com

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 81 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,693bn at 31 December 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 30 April 2013